SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALON USA ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

020520102

(CUSIP Number)

Jacques Zimmerman, Corporate Secretary
4 Hachoresh Street,
Yehud, Israel 56470
Telephone: +972-3-539-3586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020520102
1.	NAMES OF REPORTING PERSONS Africa-Israel Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,579,774 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,579,774 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,774 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Excludes up to a maximum of 3,675,539 additional shares of Common Stock of the Issuer issuable upon exercise of an option that was granted to the Reporting Person by Alon Israel Oil Company, Ltd., which such option is not exercisable within 60 days of the date hereof. See Item 5.

Item 1. Security and Issuer.

        This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Alon USA Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251.

        This Statement is being filed by the Reporting Person (as defined in Item 2 below) due to its acquisition, on September 17, 2009, of beneficial ownership of more than five percent (5%) of the issued and outstanding shares of Common Stock, pursuant to an agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between Africa-Israel Trade & Agencies Ltd, an affiliate of the Reporting Person (“Africa-Israel Trade”) and Alon Israel Oil Company, Ltd., an Israeli company (“Alon Israel”). Pursuant to the Share Exchange Agreement, Africa-Israel Trade acquired (i) 2,579,774 shares of Common Stock (the “Shares”), (ii) an option (the “Option”) to acquire from Alon Israel up to an additional 3,675,539 shares of Common Stock (the “Option Shares”), exercisable by Africa-Israel Trade for no additional consideration during certain exercise windows, the earliest of which occurs in January 2010, and which is mandatorily exercisable on July 1, 2011 if not exercised prior thereto (as described further in Item 4 below), and (iii) an option exercisable by Africa-Israel Trade to acquire approximately 7% of the outstanding shares of an unrelated subsidiary of Alon Israel, in exchange for 2,200,428 shares of Alon Israel’s outstanding ordinary shares, par value 1.0 NIS per share (the “Alon Israel Shares”). Africa-Israel Trade immediately assigned all of its rights under the Share Exchange Agreement (including its right to receive the Shares and the Option) to the Reporting Person.

Item 2. Identity and Background.

(a)     Name: This Statement is being filed by Africa-Israel Investments Ltd., a limited company organized under the laws of the State of Israel (“Africa Israel” or the “Reporting Person”).

        The name of each director and executive officer of, and the controlling shareholder of, the Reporting Person (collectively, the “Controlling Persons”), is presented in Appendix A to this Statement.

(b)     Address of Principal Business and Principal Office: 4 Hachoresh Street, Yehud, Israel 56470.

        The residence or business address of each Controlling Person is presented in Appendix A to this Statement.

(c)     Present Principal Business/Occupation: The Reporting Person is a company that engages in investments.

        The principal occupation and employment information with respect to each Controlling Person is set forth in Appendix A to this Statement.

(d)     Criminal Proceedings: During the last five years, neither the Reporting Person, nor any Controlling Person, has been convicted in any criminal proceeding.

(e)     Civil Proceedings Involving Securities Law Violations: During the last five years, neither the Reporting Person, nor any Controlling Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship (with respect to each of the Controlling Persons): Israel.

Item 3. Source and Amount of Funds or Other Consideration.

        The exchange and surrender by Africa-Israel Trade, an affiliate of the Reporting Person, of the Alon Israel Shares to Alon Israel pursuant to the Share Exchange Agreement served as the consideration whereby the Reporting Person acquired the Shares and the Option. No cash consideration was paid by the Reporting Person (or by Africa-Israel Trade) under the Share Exchange Agreement, nor will any cash consideration be required for the Reporting Person to exercise the Option and thereby acquire the Option Shares. As additional consideration for the Shares and Option, the Reporting Person (as assignee of Africa-Israel Trade) furthermore agreed to be bound by the other terms and conditions of the Share Exchange Agreement (as described further in Items 4 and 6 below).

Item 4. Purpose of Transaction.

        The Reporting Person has acquired the Shares and the Option for investment purposes only.

        As referenced briefly in Item 1 above, the Reporting Person may acquire the Option Shares from Alon Israel via exercise of the Option under the Share Exchange Agreement. The Option may only be exercised one time by the Reporting Person, for all Option Shares issuable thereunder, during one of the following exercise periods: (i) during the first five trading days of the trading period window for the Common Stock on or after January 1, 2010; (ii) during the first five trading days of the trading period window for the Common Stock on or after July 1, 2010; or (iii) during the first five trading days of the trading period window for the Common Stock on or after January 1, 2011. In the event that the Option is not exercised during any of the aforementioned exercise periods, the Option will be deemed exercised mandatorily on July 1, 2011 (the “Mandatory Exercise Date”). The number of shares of Common Stock issuable upon exercise of the Option is determined under a formula that yields a number of shares that is linked to, and that increases as a result of, the accrual of dividends with respect to shares of preferred stock of Alon Refining Louisiana, Inc., a Delaware corporation (“Alon Louisiana”) that are held by Alon Israel and that may be exchanged by Alon Israel (pursuant to a separate agreement by and among the Issuer, Alon Israel, Alon Louisiana and Alon Louisiana Holdings, Inc.) for shares of Common Stock of the Issuer (the “Exchange Shares”) during exercise periods that correspond to (and overlap with) the exercise periods during which the Option may be exercised by the Reporting Person (or, upon the occurrence of the Mandatory Exercise Date, that must be exchanged for the Exchange Shares). Notwithstanding the linkage between the number of Option Shares to be transferred by Alon Israel to the Reporting Person and the number of Exchange Shares issuable to Alon Israel upon exchange of the preferred stock of Alon Louisiana, Alon Israel has independently agreed to transfer to the Reporting Person all Option Shares upon exercise of the Option, regardless of whether Alon Israel receives the Exchange Shares. A first priority lien on 3,286,727 shares of Common Stock held by Alon Israel has been recorded in favor of the Reporting Person in order to secure the Reporting Person’s right to receive the Option Shares upon exercise of the Option.

        Under Section 6.4 of the Share Exchange Agreement, for so long as it holds at least 5% of the issued and outstanding shares of Common Stock of the Issuer, the Reporting Person may request, and Alon Israel has agreed, that Alon Israel exercise its voting rights with respect to all shares of Common Stock that it holds for the election of, and/or removal of, one member of the board of directors of the Issuer (the “Board”) whose identity will be determined by the Reporting Person. However, the Reporting Person has the right, at any time, to notify Alon Israel that such Board nomination (and removal) rights are of no further force or effect; upon such notification, such rights will terminate immediately.

        The Reporting Person has furthermore agreed, under Section 6.5 of the Share Exchange Agreement, that its holdings of Common Stock will not exceed 14% of the Issuer’s outstanding capital at any time.

        Except as otherwise described above, as of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange (or any other national securities exchange on which the Common Stock may be listed in the future); (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        All calculations of beneficial ownership percentage in this Statement are made on the basis of 46,819,862 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2009.

    (a)        (i) The Reporting Person beneficially owns 2,579,774 shares of Common Stock of the Issuer (consisting of the Shares acquired by it pursuant to the Share Exchange Agreement), representing approximately 5.5% of the issued and outstanding share capital of the Issuer.

        Such number of shares does not include the 33,832,046 shares of Common Stock (representing approximately 72.3% of the issued and outstanding shares of Common Stock) beneficially owned by Alon Israel with respect to which Alon Israel has agreed to vote in favor of the election of (or removal of, as appropriate) the Reporting Person’s nominee to the Board (as described in Item 4 above), which agreement is conditioned upon the Reporting Person’s continuing to hold at least 5% of the issued and outstanding shares of Common Stock and which agreement may be terminated unilaterally by the Reporting Person at any time.

        The number of shares of Common Stock beneficially owned by the Reporting Person also excludes the Option Shares, given that the earliest exercise window for exercise of the Option does not fall within 60 days of the date on which this Statement is being filed with the SEC.

        The Reporting Person possesses sole power to vote or direct the vote of all of the Shares that it currently beneficially owns. Due to the right of first offer provided by the Reporting Person to Alon Israel under the Share Exchange Agreement for future transfers of shares of Common Stock by the Reporting Person (as described in greater detail in Item 6 below), the Reporting Person may be deemed to share, with Alon Israel, the power to direct the disposition of the Shares that it currently beneficially owns.

        (ii) None of the Controlling Persons (with the exception of Lev Leviev, the controlling shareholder of the Reporting Person) possesses beneficial ownership with respect to any of the shares of Common Stock held by the Reporting Person. Mr. Lev Leviev, as controlling shareholder of the Reporting Person, may be deemed to share beneficial ownership (both shared power to vote or direct the vote, and shared power to dispose of, and to direct the disposition of) all of the Shares that are held by the Reporting Person. Mr. Leviev disclaims beneficial ownership of all of such Shares, except to the extent of his pecuniary interest therein.

        Except as described above in this Item 5, paragraph (a), neither the Reporting Person nor any Controlling Person possesses any beneficial ownership in any shares of the Issuer’s Common Stock.

    (b)        The Reporting Person possesses sole power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares as described in paragraph (a) above. The Controlling Persons may be deemed to possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares only to the extent described in paragraph (a) above.

    (c)        Other than the Reporting Person’s acquisition of the Shares and the Option (as described in Item 1 above), no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or by any Controlling Person.

    (d)        Not applicable.

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In addition to the voting arrangements between the Reporting Person and Alon Israel under Section 6.4 of the Share Exchange Agreement that provide the Reporting Person with the right to nominate a single member of the Board for so long as it holds at least 5% of the issued and outstanding Common Stock (the description of which in Item 4 above is incorporated by reference in this Item 6), the Share Exchange Agreement also addresses the disposition of shares of Common Stock by the Reporting Person. Under Section 6.6 of the Share Exchange Agreement, in the case of the prospective sale by the Reporting Person of shares of Common Stock that represent in the aggregate (either in one block or in separate transactions over the course of a fourteen (14) day period) four percent (4%) or more of the issued and outstanding share capital of the Issuer (other than a transfer to an affiliate of the Reporting Person that accepts upon itself the right of first offer provisions described herein), the Reporting Person is required to first offer all of such shares of Common Stock to Alon Israel, at the same price and upon the other terms offered to the prospective purchaser. Alon Israel shall have seven (7) days in which to accept the offer (for all, and not less than all, of such shares) by notifying the Reporting Person in writing; if it does not do so, or if it chooses to actively decline the offer, the Reporting Person will have ninety (90) days from the lapse of such seven (7) day period or from the date of refusal (whichever occurs first) to dispose of such shares, at the same price and upon the other terms described in the offer to Alon Israel. Any shares not sold to the third party during such ninety (90) day period will once again become subject to Alon Israel’s right of first offer. Such right of first offer provisions are described in further detail in the Exchange Agreement, which is annexed as Exhibit 1 hereto; Section 6.6 of such agreement is incorporated by reference in this Item 6.

        Pursuant to Section 6.7 and Appendix F to the Share Exchange Agreement, Alon Israel has agreed to obtain, and actually obtained at closing under the Share Exchange Agreement, from the Issuer a written commitment to register for resale by the Reporting Person (either in the course of trading on the New York Stock Exchange or otherwise in keeping with the Plan of Distribution described in the Registration Statement (as defined below)) the Shares as well as the Option Shares, as if the Reporting Person were entitled to the demand registration rights under Section 2 of that certain Registration Rights Agreement, dated as of July 6, 2005, by and between the Issuer and Alon Israel (the “Registration Rights Agreement”). Pursuant to such written commitment from the Issuer, Alon Israel has agreed to cause the Issuer to abide by all of the provisions of Section 4 of the Registration Rights Agreement, as if it were applicable to the Registration Statement in order to enable the Reporting Person’s resale of the Shares and Option Shares, treating the Reporting Person as a “Selling Holder” thereunder for purposes thereof. Pursuant to such written commitment, the Issuer will use reasonable efforts to file with the SEC, no later than 90 days from the date of the Share Exchange Agreement, a registration statement (on SEC Form S-1 or S-3, as determined by the Issuer to be in keeping with relevant SEC regulations) (the “Registration Statement”) meeting all of the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the regulations thereunder. Alon Israel has agreed to cause the Issuer to list the Option Shares on the New York Stock Exchange’s main list upon transfer thereof to the Reporting Person. Alon Israel has agreed to cause the Issuer to use reasonable efforts to cause the Registration Statement to be effective (i.e. be declared effective by the SEC) as promptly as practicable and to keep the Registration Statement effective for a period of time not less than 90 days until the sale by the Reporting Person of all of the Shares and the Option Shares. The registration rights provisions of the Share Exchange Agreement include customary, cross-indemnification undertakings by the Reporting Person and Alon Israel with respect to material misstatements and omissions contained in the Registration Statement, and furthermore require that Alon Israel cause the Issuer to maintain current public information as provided in Rule 144(c) under the Securities Act in order to enable the Reporting Person to sell shares of Common Stock in keeping with the requirements of such Rule 144. The registration rights provisions of the Share Exchange Agreement, as set forth in Appendix F to the copy of such agreement annexed to this Statement as Exhibit 1, are incorporated by reference in this Item 6.

        Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between the Reporting Person (as successor to Africa-Israel Trade), on the one hand, and Alon Israel, on the other hand

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRICA-ISRAEL INVESTMENTS LTD. By: /s/ Izzy Cohen —————————————— Izzy Cohen Chief Executive Officer

Dated: October 1, 2009

Appendix A

Africa-Israel Investments Ltd.
Directors, Executive Officers and Controlling Shareholder

Name	Title	Residence or Business Address	Principal Occupation or Employment

Lev Leviev	Chairman of the Board;	23 Tuval Street,	Chairman of the Board of the
	Controlling Shareholder	Ramat Gan, Israel	Reporting Person
Izzy Cohen	Chief Executive Officer	10 Baruch Kamin Street,	Chief Executive Officer of the
		Herzliya Pituach, Israel	Reporting Person
Chaim Erez	Director	9A Mandas,	Business Person
Tel HaShomer, Israel
Avinadav Grinshpon	Director	44 Tagor Street,	Chief Executive Officer of
		Tel Aviv, Israel	Memorand Management (1998) Ltd.
Eitan Haber	Director	19 Ben Tzvi Street,	Chief Executive Officer of
		Ramat Gan, Israel	outside companies
Shmuel Shkedi	Director	Jerusalem Municipality,	Assistant Mayor, Jerusalem
Kikar Safra, Jerusalem, Israel
Rami Guzman	External Director	4 Hachoresh Street,	------
Yehud, Israel 56470
Zipora Samet	External Director	4 Hachoresh Street,	------
Yehud, Israel 56470
Jacques Zimmerman	Vice President and Corporate	4 Hachoresh Street,	Vice President and Corporate
	Secretary	Yehud, Israel 56470	Secretary of Reporting Person
Shaul Dabby	Internal Auditor	4 Hachoresh Street,	Internal Auditor of Reporting
		Yehud, Israel 56470	Person
Avi Barzilay	Vice President, Division of	4 Hachoresh Street,	Vice President of Reporting
	Russia and Commonwealth of	Yehud, Israel 56470	Person
Independent States
Gidi Kadusi	Director of Resources	4 Hachoresh Street,	Director of Resources of
		Yehud, Israel 56470	Reporting Person
Ronit Cohen Nissan	Comptroller	4 Hachoresh Street,	Comptroller of Reporting Person
Yehud, Israel 56470
Ron Fainaro	Vice President, Finance	4 Hachoresh Street,	Vice President, Finance of
		Yehud, Israel 56470	Reporting Person
Zviya Leviev Eliazarov	Vice President, Marketing	11 Hamitnachalim,	Vice President, Marketing of
		Savyon, Israel	Reporting Person
Ron Maor	Vice President,	19 Ha'atzmon Street,	Vice President, Economics and
	Economics and Planning	Ramat HaSharon, Israel	Planning of Reporting Person